

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 4, 2010

Via U.S. Mail and Fax (403) 262-4472
Mr. John Samuels
Chief Financial Officer
Triangle Petroleum Corp.
521 – 3 Avenue SW
Suite 1250
Calgary, Alberta, Canada T2P 3T3

> **RE: Triangle Petroleum Corp.**
> **Form 10-K for the fiscal year ended January 31, 2009**
> **Filed April 9, 2009**
> **File No. 000-51321**

Dear Mr. Samuels:

    We have reviewed your response letter dated February 15, 2010 as well as your filing and have the following comments. As noted in our comment letter dated January 29, 2010, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year ended January 31, 2009

Financial Statements

Note 4 – Oil and Gas Properties, page F-13

1.   We have read the revisions you proposed in response to prior comment 2, which include rephrasing explanations of impairments recognized to say that the amounts considered impaired were transferred to either the Canadian or U.S. full cost pool; and that a ceiling test write-down followed. Given that all capitalized costs pertaining to your oil and gas properties would be considered to be components of the full cost pool, the language indicating these costs are being

transferred to the full cost pool should be replaced with language stating simply that the amounts impaired then became subject to amortization within the full cost pool.

Note 7 – Convertible Debentures, page F-18

2. We note your response to prior comment 4 clarifying that your disclosure stating that you modified debentures during December 2008 and subsequently entered into settlement arrangements for a portion of the unconverted securities is incorrect; and that these were actually simultaneously arranged. We understand that you intend to clarify that there was no modification, only a settlement. It appears you should also remove the reference to *subsequent* which implies that these were unrelated events and occurred at different points in time.

Form 10-Q for the Quarter ended October 31, 2009

Statement of Cash Flows, page 5

3. We understand from your response to prior comment 5 that you have been reporting cash received from partners for their share of the costs of drilling and completion activities as prepaid expenses. If this is correct, it appears these amounts may be prepaid expenses to your partners, but would be restricted cash to you. Please explain how you are handling the credit side of the entry when receiving these funds and at the end of the period when not fully expended. Under these circumstances, we expect the funds received would be reported as restricted cash, and that you would need to similarly characterize the cash flow line item which reflects both cash receipts and expenditures as investing activities. Please include a policy note to clarify your handling of these amounts.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

   You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                Sincerely,

                Karl Hiller
                Branch Chief